Stradley Ronon Stevens & Young, LLP

Suite 1601

191 N. Wacker Drive

Chicago, IL 60606-1615

Telephone 312-964-3500

Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

November 17, 2016

VIA EDGAR

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. Rakestraw:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on October 25, 2016 regarding post-effective amendment no. 552 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 553 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on September 7, 2016 to register a new series of the Trust: the PowerShares S&P SmallCap High Dividend Low Volatility Portfolio (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

Prospectus

1.	Comment:	Please include the Fund’s completed fee table in your response letter.

	Response:	Below is the completed fee table for the Fund, which will be included in the Fund’s next post-effective amendment.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.30%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.30%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

2.	Comment:	Please confirm whether the Fund will incur Acquired Fund Fees and Expenses in an amount greater than 0.01% of the Fund’s total operating expenses. If so, please include in the fee table the line item required by Instruction 3(f)(1) to Item 3 of Form N-1A.

	Response:	The Fund confirms that it currently does not intend to invest in registered investment companies in an amount that would cause the Fund’s Acquired Fund Fees and Expenses to exceed 0.01% of the Fund’s total operating expenses. Therefore, the Fund has not included the required line item in its fee table. The Fund confirms to the Staff, however, that going forward if it does so invest, and thereby incurs at least one basis point of Acquired Fund Fees and Expenses, it will amend the fee table accordingly to disclose those acquired fees.

3.	Comment:	Please confirm if there will be an expense reimbursement agreement for the Fund. If so, please include the corresponding disclosure in the fee table and footnotes.

	Response:	The Fund is party to an expense reimbursement arrangement, whereby the Adviser will waive a portion of its management fee in an amount equal to the indirect management fees that the Fund incurs through its investments in money market funds that are managed by affiliates of the Adviser. The Fund has disclosed information about that waiver in the statutory prospectus. However, the Fund does not anticipate that (a) it will invest in affiliated money market funds in an amount that would cause the Fund to incur Acquired Fund Fees and Expenses of at least one basis point, and (b) the expense reimbursement agreement would be triggered. As a result, the Fund has not included additional line items to the fee table. The Fund confirms to the Staff, however, that going forward if the Fund does incur, and subsequently waive, at least one basis point of Acquired Fund Fees and Expenses due to investments in affiliated money market funds, it will amend the fee table accordingly to disclose the waiver.

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

4.	Comment:	In the section “Summary Information—Principal Investment Strategies,” provide a definition of “small cap” companies by including a range of market capitalizations.

	Response:	The Fund has revised the section pursuant to the Staff’s request. The last sentence of the first paragraph of the section now reads as follows:

“The S&P SmallCap 600® Index is designed to measure the small-capitalization segment of the U.S. equity market and, as of the date of this prospectus, is composed of equity securities of companies with an unadjusted market capitalization between $400 million and $1.8 billion.”

5.	Comment:	In the section “Summary Information—Principal Investment Strategies,” please disclose how frequently the Index Provider rebalances the Underlying Index.

	Response:	We respectfully acknowledge your comment; however, we note that the subsection of the prospectus titled “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—S&P SmallCap 600® Low Volatility High Dividend Index” already provides a fulsome description of the Fund’s Underlying Index and the methodology that its index provider employs when selecting constituent securities, including information about the frequency of index rebalances. Therefore, we believe the current disclosure is appropriate and sufficient.

6.	Comment:	In the section “Summary Information—Principal Investment Strategies,” disclose if the Underlying Index is concentrated in a sector as of the date of the prospectus and, if so, disclose any principal risks of investing in the Fund resulting from that concentration.

	Response:	In adhering to the methodology of the Underlying Index, the Index Provider weights its components to ensure that no sector represents greater than 25% of the Underlying Index. Therefore, as of the date of the prospectus, the Underlying Index is not concentrated in a specific sector.

7.	Comment:	Please provide the Staff with the methodology of the Underlying Index.

	Response:	The methodology of the Underlying Index has been provided under separate cover.

8.	Comment:	In the section “Summary Information—Principal Risks of Investing in the Fund” please consider adding a subsection titled “—Liquidity Risk,” which discloses that in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

underlying portfolio holdings. Also, please also note that this adverse effect on the liquidity for the Fund’s shares, in turn, could also lead to differences in the market price of the Fund’s shares and the underlying value of those shares.

	Response:	The Fund has included the requested disclosure within the risk disclosure for “Market Trading Risk.” Please see the response to comment no. 9, below.

9.	Comment:	In the subsection “Principal Risks of Investing in the Fund—Market Trading Risk” in the Fund’s summary prospectus, please consider disclosing that there is no obligation of market makers to make a market in Fund shares or for Authorized Participants (“APs”) to submit purchase or redemption orders to the Fund, and that in times of market stress, decisions by market makers or APs to step away from their role in making markets for shares could lead to an increase in the variance between the Fund’s NAV and the market price at which it trades.

	Response:	In response to the Staff’s request, the Fund has revised the disclosure under “—Market Trading Risk” to read as follows:

“Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for the Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund. Any of these factors may lead to the Shares trading at a premium or discount to the Fund’s NAV. Additionally, in stressed market conditions, the market for the Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s portfolio holdings, which could lead to differences between the market price of the Shares and the underlying value of those Shares. Moreover, in such conditions, there is no assurance that an active trading market for the Shares will be established or maintained by market makers, and such market makers have no obligation to make a market in the Shares or to submit purchase or redemption orders. As such, APs may step away from their roles, which could lead to even greater variances between the market price of the Shares and the underlying value of those Shares.”

10.	Comment:	With respect to the subsection “Principal Risks of Investing in the Fund—Issuer-Specific Risk,” is it a principal investment strategy of the Fund to invest in a single issuer? If not, please explain whether this should be a principal risk. The risks of investing in the Fund should tie directly to the Fund’s investment strategies.

	Response:	The Fund’s investment strategy is to invest at least 90% of its total assets in the component securities of the Underlying Index, in proportion to their weightings

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

in the Underlying Index. The Fund’s investment strategy, therefore, does not include investing to a significant degree in a single issuer, unless the Underlying Index weights such a single security to a significant degree. Nevertheless, the Underlying Index is composed of only 60 securities, and should one of those component securities endure a substantial decline in market value, the Fund would, in turn, experience a corresponding decline in its overall value (as the Fund would not sell the underperforming security unless and until the index provider removes it from the Underlying Index). Because the possibility remains that the Fund could experience a significant negative impact to its value due to the material underperformance of only one or a few securities within the Underlying Index, the Fund believes that “issuer-specific risk” remains a principal risk of investing in the Fund.

11.	Comment:	With respect to subsection “Principal Risks of Investing in the Fund—Industry Concentration Risk,” disclose if the Fund will be concentrated in a sector as of the date of the prospectus. Please revise the risk disclose to clarify that the Underlying Index may not be concentrated in a given sector pursuant to its methodology; additionally, please explain how the Fund may be concentrated in a sector if the Underlying Index cannot be. Also, please use the term “group of industries” in the risk disclosure to mirror the disclosure contained in the subsection “Principal Investment Strategies—Concentration Policy.”

	Response:	As of the date of the prospectus, the Fund does not anticipate being concentrated in a specific sector. Although the Underlying Index may allocate a maximum of 25% of its weight to any given sector, the Fund may be concentrated in a sector even when its index is not. There is a possibility that, due to market changes between index rebalances, the Fund’s exposure to a given sector could represent more than 25% of its assets as the values of its various holdings fluctuate. Furthermore, the Fund may, in accordance with its exemptive relief, invest up to 10% of its total assets in other securities not included in the Underlying Index, including securities that are located in the same sector that may already be fully represented in the Underlying Index. As a result, a risk exists that the Fund could exceed the maximum sector weight in such instances.

With respect to your request that the Fund use the term “group of industries” in the risk disclosure to mirror the disclosure contained in the subsection “Principal Investment Strategies—Concentration Policy, while the Fund acknowledges the staff’s request, the Fund believes that the existing disclosure is more appropriate and respectfully declines the comment. The term “group of industries” is a specific term required by Form N-1A, Items 4 and 9, to describe a specific concentration policy of the Fund. The Fund does not have a policy to concentrate its investments in an industry or group of industries. Nevertheless, in investing in the component securities of the Underlying Index, the Fund may have investment exposure to a sector that is broader in scope than, and thus outside of, a “group of industries.” Therefore, the Fund believes that its existing disclosure describes risks that extend beyond that of industry concentration, as contemplated by Items 4 and 9, and thus provides investors with a more holistic discussion of potential risk.

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

12.	Comment:	In the section “Summary Information—Purchase and Sale of Shares,” add the term “generally” to the phrase “in exchange for the deposit or delivery of a basket of securities” in recognition of the fact that the Fund may issue shares in exchange for cash. Similarly, include in this section reference to the Fund’s ability to issue creation units for cash, as well as for an in-kind basket of securities.

	Response:	The Fund has amended the disclosure according to the Staff’s request. The revised language now reads as follows:

“The Fund will issue and redeem Shares at NAV only with authorized participants (“APs”) and only in large blocks of 50,000 Shares (each block of Shares is called a “Creation Unit”), or multiples thereof (“Creation Unit Aggregations”), generally in exchange for the deposit or delivery of a basket of securities. However, the Fund also reserves the right to permit or require Creation Units to be issued in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.”

13.	Comment:	Please include the statement required by Item 8 of Form N-1A, regarding payments to broker-dealers and other financial intermediaries.

	Response:	Item 8 of Form N-1A states that a Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services. The Fund notes that it does not pay financial intermediaries for the sale of Fund shares or related services. Although its adviser makes certain payments to third parties out of its legitimate assets, the payments are general in nature and are not designed to compensate any financial intermediaries for fund sales. Therefore, per the instructions set forth in Item 8 of Form N-1A, the Fund has omitted the statement from its prospectus.

14.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states that it may utilize “other available investment techniques” in seeking to track the Underlying Index. Please clarify or delete the sentence as it is vague and unhelpful (e.g., what other available investment techniques are being referenced).

	Response:	As disclosed in the prospectus, the Fund uses a “full replication” approach in seeking to track the Underlying Index. However, pursuant to exemptive relief granted to the Trust, the Adviser may choose to (i) overweight or underweight a component of the Underlying Index or (ii) purchase securities not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain components of the Underlying Index. This use of the phrase “combinations of other investment techniques” is intended to disclose that the

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

Fund may use a combination of available investment techniques in instances in which it is not engaged in full replication – such as the use of “representative sampling” – and is important in describing certain methods used by the Fund’s portfolio managers to construct a portfolio that tracks the Underlying Index. In addition, in some instances, such flexibility allows the Fund to comply with the tax diversification and other requirements of the Internal Revenue Code. Therefore, while we respectfully acknowledge the comment, we believe the existing disclosure is appropriate and sufficient.

15.	Comment:	Please include in the “Principal Investment Strategies” section of the summary prospectus the information contained in the last two sentences of the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies—S&P SmallCap 600® Low Volatility High Dividend Index.”

	Response:	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. Please see the Fund’s response to comment no. 5, above.

16.	Comment:	In the subsection “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Non-Correlation Risk,” the disclosure states: “The Fund has just commenced operations and therefore has a relatively small amount of assets...”. Please clarify the disclosure by revising it to state: “as of the date of the prospectus, the Fund has commenced operations and therefore has a relatively small amount of assets...”.

	Response:	The disclosure has been revised accordingly.

Statement of Additional Information

17.	Comment:	Please ensure that the discussion of intraday value (“IIV”) specifically addresses how:

(a) The IIV is calculated (e.g., whether the IIV is based on the index, the portfolio, or the basket);

(b) What the calculation includes or does not include (e.g., operating fees or other accruals); and

(c) What types of values are used for the Fund’s underlying holdings. Please disclose whether the Fund may use stale prices under certain circumstances or some other elements that might adversely affect the use of IIV as an indicator of current market value of the Fund’s shares. If there are such circumstances, please consider noting them as a principal risk of the Fund.

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

	Response:	The disclosure has been revised accordingly. A new subsection titled “—Intraday Value” has been included under the section “Determination of NAV,” as follows:

“Intraday Indicative Value. The trading prices of the Shares in the secondary market generally differ from the Fund’s daily NAV and are affected by market forces such as the supply of and demand for ETF shares and underlying securities held by the Fund, economic conditions and other factors. Information regarding the IIV of the Shares is disseminated every 15 seconds throughout each trading day by the Exchange or by market data vendors or other information providers. However, the IIV should not be viewed as a “real-time” update of the Fund’s NAV. The IIV is based on the current market value of the published basket of portfolio securities and/or cash required to be deposited in exchange for a Creation Unit and does not necessarily reflect the precise composition of the Fund’s actual portfolio at a particular point in time. Moreover, the IIV is generally determined by using current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries and valuations based on current market rates. The IIV may not be calculated in the same manner as the NAV, which (i) is computed only once a day, (ii) unlike the calculation of the IIV, takes into account Fund expenses, and (iii) may be subject, in accordance with the requirements of the 1940 Act, to fair valuation at different prices than those used in the calculations of the IIV. Therefore, the IIV may not reflect the best possible valuation of the Fund’s current portfolio. Additionally, the quotations and/or valuations of certain of the Fund’s holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States, which could affect premiums and discounts between the IIV and the market price of the Shares. The Fund, the Adviser and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the IIV, and the Fund, the Adviser and their affiliates do not make any warranty as to the accuracy of these calculations.”

18.	Comment:	In the section “Dividends and Other Distributions—General Policies,” the disclosure states: “Dividends and other distributions on Shares are distributed, as described below, on a pro rata basis to Beneficial Owners of the Shares.” The disclosure does not appear to refer below to this concept. Please clarify.

	Response:	We respectfully acknowledge your comment; however, we believe the current disclosure in the section “Dividends and Other Distributions” is appropriate, as it is drafted to describe how Share distributions are distributed to Beneficial Owners.

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

November 17, 2016

The sentence immediately following the sentence cited by the Staff describes how such distributions are made (i.e., through DTC Participants): “Dividend payments are made through DTC Participants and Indirect Participants to Beneficial Owners then of record with proceeds received from the Funds.” Moreover, the following section, “Dividends and Other Distributions—Dividend Reinvestment Service,” further describes the ways that distributions may by distributed, by indicating that the Trust does not provide a dividend reinvestment service, but that Beneficial Owners may use DTC’s service should their brokers make it available.

*            *             *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Adam Henkel, senior counsel at Invesco PowerShares Capital Management, at (630) 684-6724 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.

Adam Henkel, Esq.

Alan Goldberg, Esq.

Eric Purple, Esq.